SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2010

Commission file number: 001-31225

EnPro Industries, Inc.

Retirement Savings Plan for Salaried Employees

5605 Carnegie Boulevard, Suite 500

Charlotte, North Carolina 28209

(Full title of the plan and the address of the plan)

EnPro Industries, Inc.

5605 Carnegie Boulevard, Suite 500

Charlotte, North Carolina 28209

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

ENPRO INDUSTRIES, INC.

RETIREMENT SAVINGS PLAN

FOR SALARIED EMPLOYEES

Financial Statements and Supplemental

Schedule for the Years Ended

December 31, 2010 and 2009

and Report of Independent Registered Public Accounting Firm

NOTE:	The accompanying financial statements have been prepared for the purpose of filing DOL Form 5500. Supplemental schedules required by Section 2520 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the one listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

EnPro Industries, Inc. Retirement Savings Plan for Salaried Employees and

the EnPro Industries, Inc. Benefits Committee:

We have audited the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits of the EnPro Industries, Inc. Retirement Savings Plan for Salaried Employees (the “Plan”) as of and for the years ended December 31, 2010 and 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and not a required part of the basic 2010 financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”). The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2010 financial statements taken as a whole.

/s/ Greer & Walker, LLP

June 17, 2011

ENPRO INDUSTRIES, INC.

RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2010 AND 2009

	2010	2009

ASSETS:

Investments, at fair value	$137,462,156	$133,627,935

Receivables:
Participant contributions		155,645
Employer contributions		131,952
Notes receivable from participants	2,567,796	2,687,751

Total receivables	2,567,796	2,975,348

Accrued income and other	60,993	61,229

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	140,090,945	136,664,512

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit responsive investment contracts	(465,770)	(154,381)

NET ASSETS AVAILABLE FOR BENEFITS	$139,625,175	$136,510,131

See notes to financial statements.

ENPRO INDUSTRIES, INC.

RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
ADDITIONS:
Additions to net assets attributed to:
Net appreciation:
Net appreciation in investments	$14,688,867	$24,326,404
Interest and dividend income	2,512,439	1,937,759

Net appreciation in investments	17,201,306	26,264,163

Interest income on notes receivables from participants	137,951	164,344

Contributions:
Participants	6,536,509	7,093,196
Employer	5,390,686	5,564,107
Rollovers	657,266	152,166

Total contributions	12,584,461	12,809,469

Total additions, net	29,923,718	39,237,976

DEDUCTIONS:
Deductions from net assets attributed to:
Benefits paid to participants	26,941,786	13,317,717
Fees and commissions	73,655	84,612

Total deductions	27,015,441	13,402,329

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	2,908,277	25,835,647

TRANSFER OF ASSETS	206,767	59,737

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	136,510,131	110,614,747

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$139,625,175	$136,510,131

See notes to financial statements.

ENPRO INDUSTRIES, INC. RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

1.	DESCRIPTION OF PLAN

The following description of the EnPro Industries, Inc. Retirement Savings Plan for Salaried Employees (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General - EnPro Industries, Inc. (the “Company”) established the Plan to provide employees with a systematic means of savings and investing for the future. Regular full-time, salaried employees of the Company as defined by the plan document are eligible to enroll on their date of hire. Deferrals begin on the first day of the month subsequent to enrollment. Participants that do not enroll in the Plan within 30 days of their hire date are automatically enrolled in the Plan to contribute 6% of their base pay unless they elect out of the Plan. The Plan is a defined contribution Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Salaried Trust - The Charles Schwab Trust Company (the “Trustee” or “Schwab”) serves as trustee for the Plan. The Plan’s assets are held in the Schwab Directed Employee Benefit Trust (the “Salaried Trust”).

Assets of the Plan are allocated to participant accounts based on specific contributions made by each participant and respective matches made by the Company. Investment income (loss) is credited to each account based on appreciation (depreciation) of specific assets held in each participant account and any earnings thereon.

Plan Contributions - Participants may contribute from 1% to 25% of their base pay by means of payroll deductions, subject to certain discrimination tests prescribed by the Internal Revenue Code and other limitations specified in the Plan. For most employees, the Company matches 100% of employee contributions up to 6% of base pay per payroll period. The Company also contributes an additional 2% to certain eligible employees. The Plan also includes a Roth contribution feature.

Employees of Air Perfection, Inc. receive a Company match of 50% of employee contributions up to 3% of base pay and a match of 75% for contributions between 3% and 6% of base pay per payroll period.

Participants’ contributions are remitted by the Company to the Trustee at the end of each payroll cycle. Upon determination of participants’ contributions, Company contributions are made to the Trustee in cash. The contributed cash is allocated to individual employee accounts and invested at the participants’ direction.

Participant Accounts - Each participant’s account is credited with the participant’s contributions, allocations of the Company’s matching contributions and investment gains or losses. Allocations of earnings and losses for each fund are based on the ratio of weighted average participant account balances to the total weighted average of all participant account balances. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s accounts.

Investment Options - Upon enrollment in the Plan, participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan.

Vesting - Participants are immediately vested in their voluntary contributions, Company contributions, and actual earnings thereon. However, vesting in the additional 2% Company contributions for certain employees who do not participate in the Plan is based on years of service. Prior to normal retirement age, a participant’s interest in the additional 2% Company contribution becomes 100% vested after three years of service.

The Quincy division was sold effective February 28, 2010 and as a result, the Company fully vested all participants employed as of February 28, 2010 that were not fully vested in the additional 2% match. Participants are immediately vested in their voluntary contributions and the Company matching contributions.

Distributions - Upon retirement, disability or death, a participant or beneficiary receives the entire amount credited to the participant’s account in either a lump sum or, at the participant’s election, in annual installments. Upon termination, other than by retirement, disability or death, a participant becomes eligible to receive the current value of the participant’s vested account in a lump-sum. Distributions made from the EnPro Company Stock Fund are made, at the option of the participant, in either cash or shares.

Notes Receivable From Participants - Participants may borrow from their account a minimum amount of $1,000 up to 50% of their vested account balance not to exceed $50,000. Principal and interest are paid ratably through payroll deductions. Loans are repaid over a period not to exceed five years. However, loans for the purchase of a principal residence are repaid over a period of up to twenty-five years. The loans are secured by the balance of the participant’s account and bear interest at rates that range from 4.25% to 10.5% which are commensurate with local prevailing rates in accordance with the Plan document.

Participant Investment Rollovers - Participants are allowed to transfer or rollover funds into the Plan from other qualified plans.

Forfeitures - The non-vested portion of terminated participants’ account balances are used to reduce future Company contributions and to pay plan expenses. At December 31, 2010, forfeited non-vested accounts in the Plan totaled approximately $159,000. Forfeitures were used to reduce Company contributions by approximately $37,000 during 2010. At December 31, 2009, forfeited non-vested accounts in the Plan totaled approximately $99,000. Forfeitures were used to reduce Company contributions by approximately $49,000 during 2009.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, except that accumulated benefits paid to the Plan participants are recorded on the cash basis.

Use of Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Investment Valuation and Income Recognition - At December 31, 2010 and 2009, the Plan’s investments were held in the Salaried Trust, which is part of a collective trust administered by Schwab. Investments in common/collective trusts and mutual funds held in the Salaried Trust are stated at fair value. The asset value of the EnPro Company Stock Fund is derived from the value of the Company’s common stock. The net appreciation in investments includes realized and unrealized gains and losses on the investments held by the Plan. The Plan’s interest in the collective trust is valued based on information reported by Schwab using the audited financial statements of the collective trust as of year end.

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for disclosure of fair value measurements.

As described in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 962, Defined Contribution Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits for a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount that participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required by the ASC 962, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation in investments.

The change in net unrealized appreciation of investments held from the beginning of the plan year to the end of the plan year is included with realized gains/losses as net investment income reported in the accompanying Statements of Changes in Net Assets Available for Benefits.

Contributions - Contributions from employees and the Company are recorded in the period in which the Company makes the payroll deductions from participant earnings.

Notes Receivables From Participants - Notes receivables from Participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Benefits - Benefits are recorded when paid.

Expenses - Certain of the Plan’s administrative expenses are paid by the Company. Other expenses, such as legal and accounting, are paid from Plan assets and deducted from participant accounts in accordance with the plan document.

Reclassifications - Certain amounts from the 2009 financial statements have been reclassified to conform with the 2010 presentation. Such changes had no effect on the net assets available for benefits or the changes in net assets available for benefits.

Subsequent Events - In preparing the financial statements, the Plan has evaluated subsequent events through the date the financial statements were issued.

3.	INVESTMENTS

The Plan’s investment assets are held in trust and administered by Schwab. All investment information disclosed in the accompanying financial statements and supplemental schedule, including investments held, and net investment income and interest and dividends, was obtained or derived from information supplied to the plan administrator by Schwab for the years ended December 31, 2010 and 2009.

The fair values of investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2010 and 2009, are as follows:

	2010	2009

Schwab Stable Value Fund	$18,518,872	$22,528,398
PIMCO Total Return	$20,391,357	$19,338,084
Hartford Capital Appreciation R4	$10,295,331	$10,878,068
Europacific Growth R4	$9,641,505	$10,432,445
Dodge & Cox Stock Fund	$9,428,098	$8,626,769
T Rowe Price Mid-Cap Growth	$10,409,367	$8,394,831
Schwab S&P 500 Index	$8,093,187	$7,629,686
Growth Fund of America A	*	$7,282,709

*	Does not represent 5% or more of the Plan’s net assets available in each investment for respective year.

Net appreciation (depreciation) in investments for the years ended December 31, 2010 and 2009 for the Salaried Trust is as follows:

	2010	2009

Interest and dividends	$2,512,439	$1,937,759
Net appreciation of common stock	2,177,249	792,018
Net appreciation of common/collective trusts	2,749,418	3,612,465
Net appreciation of self directed brokerage accounts	863,370	1,540,845
Net appreciation of registered investment co’s	8,898,830	18,381,076

Net appreciation in investments	$17,201,306	$26,264,163

4.	FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

Quoted prices for similar assets or liabilities in active markets;

Quoted prices for identical or similar assets or liabilities in inactive markets;

Inputs other than quoted prices that are observable for the asset or liability;

Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodology used at December 31, 2010 or 2009.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds and money market funds: Valued at the net asset value (NAV) of shares held by the plan at year end.

Common collective trusts: Valued at the net asset share/unit reported at the close of business every day.

Self directed brokerage accounts: Valued at the closing price reported on the active market on which the individually owned securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009:

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Mutual funds:
Large cap	$34,156,333		$—	$34,156,333
Fixed income	20,391,357			20,391,357
Midcap	14,482,210			14,482,210
International	10,661,843			10,661,843
Small cap	6,346,902			6,346,902
Allocation	4,219,266			4,219,266
Company Common stock	5,822,627			5,822,627
Money market funds	8,817			8,817
Self directed accts	4,992,972			4,992,972
Collective trust
Guaranteed investment contracts		$18,518,872		18,518,872
Target date funds		17,860,957		17,860,957

Total assets fair value	$101,082,327	$36,379,829	$—	$137,462,156

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Mutual funds:
Large cap	$34,417,232		$—	$34,417,232
Fixed income	19,338,084			19,338,084
Mid Cap	12,571,260			12,571,260
International	11,191,165			11,191,165
Small cap	5,778,625			5,778,625
Allocation	4,705,922			4,705,922
Company Common stock	4,386,866			4,386,866
Money market funds	524			524
Self directed accts	4,046,706			4,046,706
Collective trust:
Guaranteed investment contracts		$22,528,398		22,528,398
Target date funds		14,663,153		14,663,153

Total assets fair value	$96,436,384	$37,191,551	$—	$133,627,935

5.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by Schwab. Schwab is the “Trustee” as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in shares of the Company. The Company is the plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Certain administrative fees related to the administration of the Plan were paid by the Plan. Certain other third party administrator fees were paid by the Company on behalf of the Plan. These transactions also qualify as party-in-interest transactions.

6.	TAX STATUS

The Plan adopted a prototype plan sponsored by Charles Schwab Trust Co. effective January 1, 2009. The prototype plan has received a favorable opinion from the Internal Revenue Service, stating that the prototype plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since implementing the prototype plan document. The plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code. Therefore, no provision for income tax has been included in the Plan’s financial statements.

Generally accepted accounting principles in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the taxing authorities. The plan administrator has analyzed the tax position taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of any tax periods in progress. The plan administrator believes it is no longer subject to tax examinations for the years prior to 2007.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination participants will become fully vested in their accounts.

8.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2010 and 2009:

	2010	2009

Net assets available for benefits per the accompanying financial statements at contract value	$139,625,175	$136,510,131
Adjustment from fair value to contract value for fully benefit responsive investment contracts	465,770	154,381

Net assets available for benefits per the Form 5500	$140,090,945	$136,664,512

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2010 and 2009:

	2010	2009

Change in net assets available for benefits per the accompanying financial statements	$2,908,277	$25,835,647
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(154,381)	1,119,051
Adjustment from fair value to contract value for fully benefit responsive investment contracts	465,770	154,381

Change in net assets available for benefits per the Form 5500	$3,219,666	$27,109,079

ENPRO INDUSTRIES, INC.

RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AS OF DECEMBER 31, 2010

EIN: 01-0573945 – PLAN NUMBER: 004

(a) Party-in- Interest	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Current Value

*	Schwab U.S. Treasury Money Fund	Money Market	$8,817
*	EnPro Company Stock Fund	Common stock	5,822,627
	Personal Choice Retirement Account	Self directed brokerage account	4,992,972
*	Schwab Stable Value Fund	Common/collective trust	18,518,872
*	Schwab Managed Retirement 2010 CL III	Common/collective trust	2,124,142
*	Schwab Managed Retirement 2020 CL III	Common/collective trust	5,759,863
*	Schwab Managed Retirement 2030 CL III	Common/collective trust	5,444,964
*	Schwab Managed Retirement 2040 CL III	Common/collective trust	3,638,317
*	Schwab Managed Retirement 2050 CL III	Common/collective trust	612,813
*	Schwab Managed Retirement Income III	Common/collective trust	280,858
	PIMCO Total Return	Registered investment company	20,391,357
	Hartford Capital Appreciation R4	Registered investment company	10,295,331
	Europacific Growth R4	Registered investment company	9,641,505
	Dodge & Cox Stock Fund	Registered investment company	9,428,098
	T Rowe Price Mid-Cap Growth	Registered investment company	10,409,367
*	Schwab S&P 500 Index Fund	Registered investment company	8,093,187
	Growth Fund of America A	Registered investment company	6,339,717
	Van Kampen Equity and Income	Registered investment company	4,219,266
	Columbia Small Cap Value II Z	Registered investment company	5,196,307
	Riversource Midcap Val R5	Registered investment company	4,072,843
	Royce Value Plus Institutional	Registered investment company	1,150,595
	Blackrock Global Allocation I	Registered investment company	1,020,338
*	Participant loans	Interest rate 4.25% to 10.50%	2,567,796

			$140,029,952

*	Party-in-interest transaction, not a prohibited transaction.

See report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, EnPro Industries, Inc., as Plan Administrator, has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

ENPRO INDUSTRIES, INC. RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

By:	ENPRO INDUSTRIES, INC., Plan Administrator

	By:	/s/ Robert McKinney
Robert McKinney
Vice President, Human Resources

Date: June 29, 2011

EXHIBIT INDEX

Exhibit No.	Document

23.1	Consent of Greer & Walker, LLP